Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—October 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	14.76%	16.29%

Less: Coupon	1.47%	1.47%
Servicing Fee	1.12%	1.50%
Net Credit Losses	5.09%	5.76%
Excess Spread:
October-03	7.08%	7.56%
September-03	7.56%	7.12%
August-03	7.22%	7.23%
Three month Average Excess Spread	7.29%	7.30%

Delinquency:
30 to 59 days	1.08%	1.08%
60 to 89 days	0.72%	0.72%
90 + days	1.54%	1.54%
Total	3.34%	3.34%

Payment Rate	10.17%	10.17%